October 22, 2009

Via EDGAR and Overnight Mail

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BioLife Solutions, Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 1

Balance Sheets, page 1 and Note 2. Financial Condition, page 4

File No. 000-18170

Dear Mr. Kuhar,

BioLife Solutions, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 1, 2009 (the “Comment Letter”) to Michael Rice, the Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2009 filed with the Commission on August 14, 2009 (the “Form 10-Q”).  We hereby furnish our response to the Comment Letter.  The text of the Staff’s comments is set forth in italics below, followed by the response of the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 1

Balance Sheets, page 1 and Note 2. Financial Condition, page 4

Staff Comment

1.

 We note that as of June 30, 2009 you have promissory notes payable to related parties that are contingently convertible at a variable exercise price.  Please tell us about your evaluation of the conversion feature of the notes under SFAS 133 and EITF 07-5.

Response

The Company has had an independent accounting consultant evaluate notes in the context of SFAS 133 and EITF 07-5.  Based on the consultant’s evaluation of the conversion feature of the notes and analysis of the applicable provisions of SFAS 133 and EITF 07-5, the Company’s equity-linked convertible debt is not eligible for the first part of the paragraph 11(a) scope exception in SFAS 133.  Accordingly, as of January 1, 2009, the Company should have bifurcated the separate embedded feature and accounted for it as a derivative liability, with changes in fair value subsequently measured through earnings each period. Upon initial adoption of EITF 07-5 (effective for the Company on January 1, 2009), the Company would have recorded the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The related liability would then be adjusted quarterly thereafter during the period the notes remain outstanding, with changes in the liability recorded in other income (expense).

The Company has engaged the services of valuations specialists, Huron Consulting Group (San Francisco, CA), to assist us in determining the appropriate accounting valuation of the derivatives, given that the terms of such derivatives do not lend themselves to more traditional valuation methods such as Black-Scholes.  We are in the process of determining the amount of adjustment, if material, required to our previously filed March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q. Once we determine the adjustments required, which should be completed by November 12, 2009, if material, we will notify you of such fact and amend our periodic reports to reflect the adjustments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Quarterly Reports on Form 10-Q.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 10-Q do not foreclose the Commission from taking any action with respect to the Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at +1.425.402.1400.

Sincerely,

/s/Michael Rice

Michael Rice

Chief Executive Officer and Chief Financial Officer

CC:

Bob Bowman, Peterson Sullivan LLP

Sheila Hadersberger, Chaffee Geddes Chucka LLP